Filed by The News Corporation Limited
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and Deemed Filed Pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                             Subject Companies: Hughes Electronics Corporation
                                                 Commission File No. 000-26035
                                                    General Motors Corporation
                                                 Commission File No. 001-00143


General Motors Corporation, Hughes Electronics Corporation and The News Corporation Limited have distributed and may continue to distribute the following materials.

Transaction Between News Corporation, General Motors and Hughes Electronics Regarding
DIRECTV

o The Transaction. News Corporation ("News Corp.") is acquiring a 34% stake in Hughes Electronics ("Hughes") for $6.6 billion in cash and stock. Hughes is the parent company of DIRECTV, which has more than 11 million subscribers in the U.S.; Hughes Network Systems, a provider of broadband satellite network services; and has an 81% equity holding in satellite operator PanAmSat. At closing, News Corp.'s interest in Hughes will be transferred to Fox Entertainment Group, Inc., an 80.6%-owned News Corp. subsidiary. Following the acquisition, Hughes will have an 11-member board, consisting of four News Corp. directors (Rupert Murdoch, Chase Carey, Peter Chernin and Dave DeVoe), one Hughes executive (Eddy Hartenstein), and six independent directors. Rupert Murdoch will become Chairman of Hughes, Chase Carey will be President and CEO, and Eddy Hartenstein will become Vice Chairman of Hughes.

o          A History of News Corp.'s Groundbreaking Competition in the U.S.
News Corp.'s history in the U.S. reads like a primer on competition.

           1. News Corp.'s FOX challenged the dominance of the then-big three TV networks (ABC, CBS, and NBC) to start a fourth network at a time when few believed it was possible. Along the way, FOX made countless struggling independent stations leaders in their markets, helped many of these stations to launch their first-ever local news broadcasts, and pioneered local news during prime time (the 10:00 p.m. time slot) and weekday mornings, not to mention the programming that has changed the face of television, from The Simpsons and In Living Color, to America's Most Wanted, Boston Public and 24.

           2. News Corp. launched the Fox News Channel, which has shaken up the once staid cable news scene and brought competition to a field that was previously occupied by only one player, CNN.

           3. Finally, News Corp. started Fox Sports Net, a network of regional sports channels, and Fox Sports en Espanol, the first 24 hour Spanish language sports channel, becoming a formidable competitor to ESPN.

In each of these endeavors, News Corp. has taken on established - even entrenched - competitors, bringing significant improvements and innovations to the television business.

o News Corp.'s DBS Track Record of Innovation and Competition in Other Countries. As in the U.S., News Corp. has brought innovation and competition to other regions, such as Europe and Asia.

           1. In the United Kingdom, British Sky Broadcasting Group ("BSkyB") is changing the face of entertainment. More than 15 million BSkyB viewers in 6.1 million households enjoy an unprecedented choice of movies, news, entertainment and sports channels and interactive services on Sky digital, the UK's first - and Europe's fastest growing - broadband digital television platform.

           2. STAR pioneered satellite television in Asia and in the process catalyzed explosive growth in the media industry across the entire region. Coupled with the opening up of Asian economies, access to satellite television redefined the viewing experience for millions. Providing more people with more choice than ever before, STAR set new standards for content, production and variety. Today STAR broadcasts 40 services in eight languages and offers a comprehensive choice of entertainment, sports, movies, music, news and documentaries, most of it locally produced.

o Benefits to Consumers of the Transaction. What News Corp. has done with broadcast television and cable programming in this country, and DBS platforms in other countries, is precisely what it plans to do with the multichannel video distribution business in the U.S.: shake up the dominant cable players through innovation and outside-the-box thinking. News Corp. will enhance rather than impede competition in the multichannel video distribution business by bringing the benefits of its experience to consumers. How will consumers benefit?

           1. Competition is enhanced by the News Corp./GM/Hughes transaction. News Corp. and DIRECTV will promote competition by committing to measures that will ensure that all distribution platforms have non-discriminatory access to News Corp.'s cable programming services and that DIRECTV does not discriminate against unaffiliated programmers in terms of price or the terms and conditions of carriage (see attached Program Access Requirements:
           Summary of News Corp .and DIRECTV Commitments).

           2. News Corp. will bring more innovative digital services to DBS subscribers, based on its experience with DBS platforms in other markets. News Corp. will continue to be on the leading edge of innovation, offering its customers the entertainment they want in the new technology formats they desire. For example, Sky digital, which launched in October 1998, offers a range of innovative digital services that allow viewers to send emails, shop on screen, play games, select their own camera angles, vote, bookmark their favorite channels, and manage their finances.

           3. News Corp. is committed to local-into-local service. Our historical commitment to local-into-local is clear. In fact, News Corp., through ASkyB, invented spot beam satellites and promoted the local-into-local concept seven years ago, reflecting the company's conviction, from its roots as a broadcast TV provider, that the provision of local content is vitally important to a successful DBS operation. Consumers have come to rely on the local news, weather, traffic and sports that only local broadcast television offers. In that vein, News Corp. will be exploring the feasibility of aggressively expanding DIRECTV's local-into-local service in the U.S.

           4. News Corp. is committed to broadband deployment. News Corp. plans to explore various options for offering broadband service, particularly in rural areas where broadband is not available.

There is little doubt that a News Corp.-owned DIRECTV will shake up the multichannel video business in the U.S., bringing innovation and competition to a level never before experienced, as it has throughout its history as a bold media innovator. Consumers will benefit, both directly and indirectly, from the new and exciting services News Corp. will bring to television.


                                    * * *

Program Access Requirements:
Summary of News Corp. and DIRECTV Commitments

News Corporation ("News Corp.") and DIRECTV have both committed (a) to be bound by FCC "program access" regulations, as if News Corp. and its subsidiaries were "vertically integrated programming vendors," and (b) to abide by additional restrictions beyond those required of "vertically integrated programming vendors" or DBS operators by those regulations. News Corp. and DIRECTV will be bound by these commitments for as long as the FCC's "program access" regulations remain in effect and News Corp. holds an ownership interest in DIRECTV. Specifically:

1. News Corp. will continue to make all of its existing or future national and regional programming services available to all distribution platforms (i.e., cable, satellite, etc.) on a non-exclusive basis and on non-discriminatory prices, terms and conditions.

2. Neither News Corp. nor DIRECTV will discriminate against unaffiliated programming services with respect to the selection of programming services for carriage or the price, terms or conditions of carriage on the DIRECTV platform.

3. DIRECTV will not enter into an exclusive distribution arrangement with an "affiliated programmer" defined as: (i) a programmer in which News Corp. or DIRECTV owns an "attributable" (5% or greater) interest, or (ii) a programmer in which an entity that owns an "attributable" interest in either News Corp. or DIRECTV has an "attributable" interest (e.g., Liberty Media). Moreover, so long as Liberty Media continues to hold an "attributable" interest in News Corp., DIRECTV will deal with the programming services Liberty Media controls as though Liberty Media was a "vertically integrated programming vendor" subject to the FCC "program access" regulations.

4. Neither News Corp. nor DIRECTV will unduly or improperly influence the decision of an affiliated programmer to sell programming to other distributors or the prices, terms and conditions of such a sale.

DIRECTV may continue to compete for programming offered on an exclusive basis by an unaffiliated program rights holder (e.g., NFL Sunday Ticket).

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, investors and security holders are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov. GM stockholders will also receive information at an appropriate time on how to obtain transaction-related documents for free from GM. When these documents become available, News stockholders may obtain these documents free of charge by directing such request to: News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, attention:
Investor Relations.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following:
(1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.